Exhibit 99.8

Company No. 29846

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

SPECIAL RESOLUTIONS

of

WOLSELEY plc

At an Annual General Meeting of the Company held on 29 November 2006 at 12.00 pm the following resolutions were passed as Special Resolutions:-

“Resolution 11

That the Directors be and hereby are empowered, pursuant to section 95 of the Companies Act 1985 (“the Act”), to allot equity securities (as defined in section 94 of the Act) for cash, at any time when they are generally authorised for the purposes of section 80 of the Act, as if section 89 (1) of the Act did not apply to any such allotment, provided that this power shall be limited:

11.1 to the allotment of equity securities in connection with, or pursuant to, a rights issue in favour of the holders of ordinary shares in the Company where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares deemed to be held by them, subject only to such arrangements or exclusions as the Directors may feel necessary or expedient to deal with fractional entitlements otherwise existing or legal or practical problems arising by virtue of shares being represented by depositary receipts or otherwise under the laws of or any other requirements of any regulatory body or stock exchange in any territory or any matter whatsoever, and

11.2 to the allotment (otherwise than pursuant to sub-paragraph 11.1 above) of equity securities up to an aggregate nominal amount of £8,215,136 equal to 5% of the issued ordinary share capital of the Company as at 25 September 2006 and shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution and in any event no later than fifteen months after the passing of this resolution.

The power conferred by this resolution shall enable and allow the Directors to make an offer or an agreement before the expiry of the power which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred by this resolution had not expired.”

“Resolution 12

That the Company be and hereby is generally and unconditionally authorised in accordance with Part V of the Companies Act 1985 (“the Act”) to make market purchases (within the meaning of section 163 of the Act) of ordinary shares of 25p each in the capital of the Company provided that:

12.1 the maximum number of ordinary shares hereby authorised to be purchased is 65,721,088;

12.2 the minimum price which may be paid for each ordinary share is 25 pence, exclusive of expenses;

12.3 the maximum price which may be paid for each ordinary share is, in respect of a share contracted to be purchased on any day, an amount equal to 105% of the average middle market quotations for the ordinary shares of the Company derived from the Daily Official List of the London Stock Exchange on the 5 business days immediately preceding the day on which the ordinary share is purchased, exclusive of expenses;

12.4 the power hereby granted shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution; and

12.5 the Company may under the authority conferred by this resolution and prior to the expiry of the authority make a contract to purchase its own ordinary shares which will or may be executed wholly or partly after the expiry of the authority and may make a purchase of its own ordinary shares in pursuance of such contract.”

Company Secretary